Filed by Sempra Energy

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sempra Energy

Registration Statement File No.: 333-252030

Potential Q&A

[This document contains sample questions and answers developed internally to respond to questions received from shareholders, employees or other stakeholders.]

April 26, 2021

Sempra Energy | Potential Q&A

Transaction Overview & Rationale

Question	Suggested Answer
1. Who is offering to acquire the publicly held shares of Infraestructura Energética Nova, S.A.B. de C.V. (“IEnova”)?

∎   Sempra Energy (“Sempra”) is offering to exchange all the ordinary shares of IEnova that are not owned directly or indirectly by Sempra for shares of Sempra common stock. As of April 26, 2021, the first day of the period during which holders of IEnova ordinary shares may tender their shares in the exchange offer (the “offer period”), Sempra is the indirect owner of 70.2% of IEnova’s outstanding ordinary shares.

2. Who can participate in the exchange offer?	∎ Any holder of IEnova ordinary shares (other than Sempra and its affiliates).
3. What is the timing for the exchange offer? What are the approvals/legal requirements pending in order to be able to launch the exchange offer?

∎   Sempra launched the exchange offer on April 26, 2021 after receiving regulatory approval from the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) and after the U.S. Securities and Exchange Commission (“SEC”) declared Sempra’s U.S. registration statement relating to the exchange offer effective.

∎   It is anticipated that the exchange offer will expire at 2:00 p.m. (Mexico City time) / 3:00 p.m. (New York City time) on May 24, 2021, with Sempra having the right to extend the offer period in its sole discretion for one or more periods of no less than five business days each, or for any period in the event that such an extension is required by the CNBV or SEC in accordance with applicable law.

∎   If material modifications are made to the terms of the exchange offer, at the discretion of the CNBV, the offer period will be extended for a period of no less than five business days.

4. What is Sempra offering in exchange for IEnova’s ordinary shares?

∎   Sempra is offering 0.0323 shares of Sempra’s common stock for each one IEnova ordinary share validly tendered into, and not withdrawn from, the exchange offer. Based on the exchange ratio, the implied total net consideration per IEnova ordinary share is equal to 87.20 Mexican pesos for each IEnova ordinary share (calculated using the volume-weighted average price for Sempra common stock as quoted on the New York Stock Exchange (“NYSE”) and the average Ps./U.S.$ exchange rate reported by the Mexican Central Bank (Banco de México) as the “FIX Rate,” in each case during the five-day period ended April 9, 2021, the last full trading day of the week prior to the delivery of the final offer letter by Sempra to the Corporate Practices Committee).

∎   On April 14, 2021, IEnova’s board of directors issued an opinion concluding that the total consideration to be offered to all holders of IEnova ordinary shares in the form of shares of Sempra common stock as a result of the application of the exchange ratio established in the final offer letter is fair from a financial point of view, considering the prevailing market price for Sempra common stock and the Ps./U.S.$ exchange rate information as of the close of market on April 13, 2021, which was available to IEnova’s board of directors on the date the opinion was issued. The opinion of IEnova’s board of directors was made following its receipt and review of the recommendation of the Corporate Practices Committee, which recommendation was based, among other factors, on an opinion dated April 14, 2021 issued by J.P. Morgan Securities LLC, as independent financial advisor to the Corporate Practices Committee in connection with the exchange offer. Certain members of IEnova’s board of directors informed IEnova’s board of directors of the existence of conflicts of interest and abstained from deliberating and voting at the meetings of the Corporate Practices Committee and IEnova’s board of directors at which the recommendation of the Corporate Practices Committee and the opinion of IEnova’s board of directors were issued, and the independent members of the Corporate Practices Committee and IEnova’s board of directors that voted on the issuance of such recommendation and opinion do not have any conflict of interest.

2

Sempra Energy | Potential Q&A

Transaction Overview & Rationale

Question	Suggested Answer

∎   No fractional shares of Sempra common stock will be delivered in the exchange offer. If the number of shares of Sempra’s common stock to be delivered to a holder of IEnova shares in the exchange offer pursuant to the exchange ratio does not correspond to a whole number, the holder of IEnova ordinary shares will receive cash in lieu of any such fractional share, calculated as described in more detail in the Mexican Prospectus and Offering Memorandum and the prospectus included in the U.S. registration statement. Holders of IEnova ordinary shares should contact their custodian to understand the mechanism for the delivery of cash in lieu of fractional shares.

5. Does Sempra have enough resources to pay the consideration for the exchange offer?

∎   The proposed transaction is a stock-for-stock exchange offer. Other than the amount of cash to be paid in lieu of fractional shares, the exchange offer does not require the use of funds by Sempra. Sempra estimates that the total amount of cash required for the payment of cash in lieu of fractional shares is not expected to be more than $5,000, to be paid from Sempra’s cash on hand.

6. Why offer stock instead of cash in the exchange offer?

∎   Provide IEnova shareholders with the opportunity to become shareholders of Sempra, a company with business and geographic diversification.

∎   We believe there are several benefits of becoming a Sempra shareholder, including:

—  Sempra has a diversified investment portfolio of regulated utilities and long-term contracted energy infrastructure that is expected to provide an attractive combination of stable cash flows, plus growth opportunity for IEnova shareholders

—  Sempra has a favorable historic growth profile supported by a strong capital commitment, including a long history of increasing its dividend. Sempra’s board of directors has approved increases in dividends per share, on an annualized basis, from from $3.29 in 2017 to $3.58 in 2018 to $3.87 in 2019 to $4.18 in 2020 to $4.40 in 2021. Over the past decade, Sempra has increased the dividend at a compound annual growth rate of approximately 9%.

—  Sempra common stock is a more liquid security than IEnova ordinary shares

7.  Is Sempra’s common stock going to be listed on the International Quotation System (Sistema Internacional de Cotizaciones) (“SIC”) or BMV? Will the shares have the same International Securities Identification Number (“ISIN”) as the current NYSE-listed Sempra shares of common stock?

∎   Sempra’s common stock will be registered with the Mexican National Securities Registry (Registro Nacional de Valores, or “RNV”) and listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores) (“BMV”).

∎   Shares of Sempra common stock are currently listed on the SIC and will be delisted from the SIC immediately prior to their registration with the RNV and listing on the BMV.

∎   Yes, the ISIN will be the same.

8. How liquid will the Sempra common stock be if the exchange offer is completed?	∎ Sempra’s shares of common stock are listed on the NYSE, and they will also be listed on the BMV. Sempra will no longer be listed on the SIC if the exchange offer is completed.
9. If I tender my IEnova ordinary shares, can I trade my shares on the BMV and on the NYSE, the primary U.S. stock exchange on which Sempra’s common stock is listed?	∎ Yes.
10. Will IEnova be removed from indices following the exchange offer?	∎ IEnova’s continued inclusion in the indices could be affected depending on the results of the exchange offer.

Sempra Energy | Potential Q&A

Transaction Overview & Rationale

Question	Suggested Answer

∎   If Sempra achieves 95% or more ownership of IEnova in the exchange offer and all requirements under applicable law and regulations are met, it intends to request to delist IEnova’s ordinary shares from the BMV and cancel IEnova’s registration with the RNV.

11. What is the minimum acceptance level to complete the exchange offer? Is that threshold a requirement for Sempra to complete the exchange offer?	∎ There is no minimum acceptance level to complete the exchange offer.
12. If the conditions for Sempra’s acceptance of IEnova ordinary shares tendered into the exchange offer are not satisfied, could the terms of the exchange offer be changed?

∎   Sempra can waive the conditions for its acceptance of the IEnova ordinary shares tendered into the exchange offer at its discretion. During the offer period, Sempra has the right to unilaterally change the terms of the exchange offer at any time prior to its conclusion, in which case Sempra would need to disclose the change via public announcement and, if such changes are material, extend the offer period for no less than an additional five business days (or 10 business days for any change to the exchange ratio) and all IEnova public shareholders would have the opportunity to consider the new terms of the exchange offer. If the exchange ratio were to be changed, IEnova’s board of directors would need to issue a new opinion on the fairness of the new exchange ratio from a financial point of view, based on a new recommendation of IEnova’s Corporate Practices Committee.

13. Does IEnova’s board need to approve the terms of the exchange offer before Sempra can launch the exchange offer?

∎   No, IEnova’s board of directors does not need to approve the terms of the exchange offer. However, on April 14, 2021, IEnova’s board of directors issued an opinion regarding the fairness of the exchange ratio from a financial point of view. See Question 4 above for additional information.

14. Who participated in the IEnova board’s opinion on the exchange offer?

∎   Certain members of IEnova’s board of directors informed IEnova’s board of directors of the existence of conflicts of interest and abstained from deliberating and voting at the meetings of the Corporate Practices Committee and IEnova’s board of directors at which the recommendation of the Corporate Practices Committee and the opinion of IEnova’s board of directors were issued, and the independent members of the Corporate Practices Committee and IEnova’s board of directors that voted on the issuance of such recommendation and opinion do not have any conflict of interest.

∎   Each IEnova shareholder will make its own decision regarding whether or not to participate in the exchange offer.

15.  Who will decide whether to participate in the exchange offer? Does the IEnova board’s opinion on the fairness of the exchange ratio for the exchange offer determine whether an IEnova shareholder should participate in the exchange offer?

∎ Each IEnova shareholder will make its own decision regarding whether or not to participate in the exchange offer.
16. Do IEnova shareholders have any recourse to challenge the exchange offer?

∎   IEnova shareholders have the right to not tender their IEnova ordinary shares in the exchange offer, but by doing so they will keep a security whose liquidity and market value could be materially adversely affected after completion of the exchange offer and that, if delisted, would grant more limited rights to remaining minority shareholders. IEnova shareholders do not have dissenters’ or appraisal rights in connection with the exchange offer.

17. Why does Sempra want to delist IEnova?	∎ This transaction is part of a broader plan to simplify Sempra’s non-utility infrastructure business under one platform, Sempra Infrastructure Partners

Sempra Energy | Potential Q&A

Transaction Overview & Rationale

Question	Suggested Answer

   (“SIP”), with the goal of creating scale, unlocking portfolio synergies and better positioning the business for growth.

∎   Sempra looks forward to deepening its long-standing commitment to expanding energy infrastructure across Mexico.

∎   Sempra remains dedicated to Mexico’s capital markets and believes that listing its common stock on the BMV is demonstrative of this commitment.

∎   Delisting IEnova is not a requirement for Sempra to execute on its SIP plan, including completing the sale of a non-controlling interest in SIP as discussed in Question 18 below.

18. What was the recent Sempra announcement about the agreement to sell a non-controlling interest in Sempra Infrastructure Partners?

∎   In December 2020, Sempra announced a proposed series of transactions:

—  Unify the ownership of Sempra’s liquefied natural gas (“LNG”) business and IEnova under SIP

—  Sell a non-controlling interest in SIP to fund growth and highlight the value of the overall portfolio

—  Launch an exchange offer to acquire all the outstanding shares of IEnova not owned by Sempra and list Sempra’s common stock on the BMV.

∎   In April 2021, Sempra announced that it has entered into a definitive agreement to sell a non-controlling, 20% equity interest in SIP to KKR Pinnacle Aggregator L.P., an affiliate of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) for $3.37 billion in cash, subject to adjustments. KKR is a leading global investment firm. This transaction is intended to simplify Sempra’s non-utility infrastructure investments under one self-funding platform, combining the strengths of Sempra LNG and IEnova. This new platform is expected to create scale, unlock portfolio synergies, and highlight value and better position the business for growth.

∎   The transaction is expected to be completed by mid-2021, subject to customary closing conditions, including obtaining applicable government and third-party approvals. At closing, Sempra and KKR will enter into a limited partnership agreement, which will govern their respective rights and obligations in respect of their ownership of SIP. Sempra will generally maintain control of SIP as the 80% owner, with KKR having certain minority rights commensurate with the size of its investment.

19. What will be the use of funds from the proceeds from the minority sale of SIP?	∎ Proceeds from the sale will be used to help fund growth across Sempra’s five-year capital program, which is centered on its U.S. utilities, and to strengthen its balance sheet.
20. What is Sempra’s current dividend policy, and how does that compare to IEnova’s current dividend policy?

∎   Sempra:

—  Declarations of dividends on Sempra common stock are at the discretion of its board of directors.

—  Sempra has a long history of increasing its dividend. On February 25, 2021 Sempra’s board of directors approved an increase in Sempra’s quarterly common stock dividend to $1.10 per share ($4.40 on an annualized basis), payable starting April 15, 2021.

∎   IEnova:

—  Dividends are evaluated and recommended by the board of directors and approved by IEnova’s shareholders’ meeting every year. IEnova did not pay dividends in 2020.

∎   Since 2017, IEnova has paid dividends on three occasions in the aggregate amount on each occasion of: November 2019: U.S.$220 million, August 2018: U.S.$210 million, and August 2017: U.S.$200 million (using a Ps./U.S.$ exchange rate of Ps.19.4543 per U.S.$1.00, Ps.19.0305 per U.S.$1.00, and Ps.17.7755 per U.S.$1.00, respectively, as reported by the Mexican Central Bank on November 14, 2019, August 21, 2018, and August 15, 2017, respectively).

Sempra Energy | Potential Q&A

Transaction Overview & Rationale

Question	Suggested Answer
21. What could happen if I don’t participate in the exchange offer and IEnova is delisted?

∎   If IEnova’s ordinary shares are delisted after consummation of the exchange offer, you would become a shareholder of a private company, holding a security with less liquidity, and the market value of your IEnova ordinary shares would be materially adversely affected after such a delisting. Additionally, you would not be afforded with the same minority shareholder rights currently granted to IEnova’s public shareholders due to its status as a Mexican publicly-listed company (sociedad anónima bursátil).

∎   If IEnova’s ordinary shares are delisted after completion of the exchange offer, Sempra may elect, and subject to certain conditions, may be required, to (i) launch a subsequent tender offer in respect of any IEnova’s ordinary shares that were not acquired in the exchange offer, which will be carried out at an acquisition price in Mexican pesos of at least the greater of (1) IEnova’s volume weighted average trading price during the last 30 days before the launch of the exchange offer or (2) the book value of IEnova’s shares before the launch of the exchange offer; and (ii) constitute a delisting trust, as required under the applicable regulations, which shall be maintained for no less than six months, and which shall maintain the funds required to acquire any IEnova ordinary shares that were not tendered in the exchange offer at the same price offered in such subsequent tender offer These amounts may be different, and could be materially less, than that offered in the exchange offer.

22. Are there any tax implications if I participate in the exchange offer?

∎   Please refer to the documents Sempra has filed with the SEC and the CNBV in connection with the exchange offer for more information. Each prospective holder should seek advice from an independent tax advisor about the tax consequences under its own particular circumstances.

23. If I have any questions, who can I contact?

∎   Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer (“BBVA”) is acting as the exchange agent and the information agent in the exchange offer. If you have any questions, please contact any of the following BBVA representatives:

Arturo Medina

+52 55 1807 4850

josearturo.medina@bbva.com

Carlos Pacheco

+52 55 5057 6633

carlosjavier.pacheco@bbva.com

Irini Trujillo

+52 55 2979 5071

irini.trujillo@bbva.com

∎   If you would like to contact Sempra with questions, please contact:

Nelly Molina

619-696-2005

619-669-5584

NMolina@sempra.com

Lindsay Gartner

619-696-2461

720-301-4608

L2Gartner@sempra.com

Sempra Energy | Potential Q&A

Valuation

Question	Suggested Answer
24. What is the exchange ratio for the exchange offer?

∎   Sempra is offering to acquire the outstanding IEnova ordinary shares that it does not directly or indirectly own at an exchange ratio of 0.0323 shares of Sempra’s common stock for each one IEnova ordinary share tendered into the exchange offer.

25. How did Sempra arrive at the exchange ratio?

∎   This exchange ratio implies a price of 87.20 Mexican pesos per IEnova share, based on the volume-weighted average price of shares of Sempra’s common stock as quoted on the NYSE and the average Ps./U.S.$ exchange rate of Ps.20.1676 per U.S.$1.00 reported by the Mexican Central Bank as the “FIX Rate,” in each case during the five-day period ended April 9, 2021, the last full trading day of the week prior to the delivery of the final offer letter by Sempra to IEnova’s Corporate Practices Committee.

∎   Sempra believes the exchange ratio provides IEnova’s public shareholders with a strong valuation – based on the Sempra common stock price and exchange rate information stated above, this exchange ratio represents an 18.7% premium over the 30-day volume-weighted average price, a 30.4% premium over the 90-day volume-weighted average price and a 61.0% premium over the 52-week low price of the IEnova ordinary shares as quoted on the BMV as of November 27, 2020, the last full trading day of the week prior to the public announcement of the exchange offer.

∎   Additionally, in the exchange offer, IEnova’s public shareholders have the opportunity to become owners of shares of Sempra common stock and share in Sempra’s diversified portfolio of regulated utilities and long-term contracted energy infrastructure, providing IEnova’s public shareholders the opportunity to become owners in a company with greater scale and diversity relative to IEnova.

Transaction Mechanics

Question	Suggested Answer
26. Please explain the mechanics of participating in the exchange offer

∎   Holders of IEnova ordinary shares who want to participate in the exchange offer must, during the offer period and no later than the expiration date, inform their respective custodian in writing of the acceptance of the exchange offer and instruct the custodian to transfer their IEnova ordinary shares to BBVA, the exchange agent, and submit to the exchange agent an acceptance letter for such shares in the form attached to the Prospectus and Offering Memorandum and the prospectus included in the U.S. registration statement.

∎   Each custodian shall request and submit such an acceptance letter on behalf of all its shareholders that intend to tender their IEnova ordinary shares in the exchange offer.

∎   BBVA, as exchange agent, will receive acceptance letters from custodians on each business day during the offer period from 8:00 a.m. to 6:00 p.m. (Mexico City time), except on the expiration date (May 24, 2021, unless the offer period is extended), when reception will be from 8:00 a.m. to 2:00 p.m. (Mexico City time). IEnova shareholders who wish to participate in the exchange offer should contact their respective custodian to verify such custodian’s processes, to help ensure timely delivery of the applicable acceptance letter to BBVA, as exchange agent.

∎   Holders of IEnova ordinary shares who physically hold their shares and wish to participate in the exchange offer should contact the custodian of their choice for specific instructions and timing and other requirements for tendering their physical shares in the exchange offer. BBVA, the exchange

Sempra Energy | Potential Q&A

Transaction Mechanics

Question	Suggested Answer

   agent, will not receive physical share certificates of the IEnova ordinary shares.

∎   Subject to the satisfaction or waiver of the offer conditions, on the closing date of the exchange offer, Sempra will deliver to the exchange agent the total number of shares of Sempra common stock to be issued in the exchange offer, plus any corresponding cash in lieu of fractional shares, in exchange for all IEnova ordinary shares that have been validly tendered into, and not withdrawn from, the exchange offer. The exchange agent will transfer on such closing date to the different Indeval accounts of the custodians the number of shares of Sempra common stock that correspond to the number of IEnova ordinary shares received from each custodian, rounding any resulting fraction downwards to the next-lowest whole number, plus any corresponding cash in lieu of fractional shares. The closing date of the exchange offer is expected to be four business days following the expiration date of the exchange offer (as it may be extended by Sempra), which is also expected to be the date on which Sempra shares of common stock are registered with the RNV and listed on the BMV.

27. What currency will the Sempra common stock on the BMV trade in?	∎ The Sempra common stock that is traded on the BMV will trade in Mexican pesos. Sempra common stock will trade on the NYSE in U.S. dollars.
28. If I participate in the exchange offer and receive shares of Sempra common stock, when and how can I sell my shares of Sempra common stock in the secondary market?

∎   You can sell Sempra common stock immediately provided that you are not an affiliate of either Sempra or IEnova. If you are an affiliate, there may be some restrictions under U.S. federal securities laws on your ability to resell the shares of Sempra common stock received in the exchange offer.

∎   Sempra common stock is listed on the NYSE, and an application has been made to the BMV to list Sempra common stock on the BMV. Upon completion of the exchange offer, Sempra common stock will start trading on the BMV. You will be able to buy and sell your shares of Sempra common stock on both stock exchanges, so long as your custodian has the ability to execute transactions on each exchange.

29. Can I withdraw from my acceptance of the exchange offer at any time? Is there a penalty associated to such withdrawal?

∎   IEnova shareholders who have accepted the exchange offer will have the right to withdraw from their acceptance of the exchange offer without penalty at or prior to the withdrawal deadline, which is 2:00 p.m. (Mexico City time) / 3:00 p.m. (New York City time) on May 20, 2021, the date that is two Mexican business days prior to the expiration date and expiration time of the exchange offer (as it may be extended). Thereafter acceptances will be irrevocable, except in the event that, in the opinion of the CNBV, the exchange offer has been materially modified or other competitive tender offers present better conditions, in which case withdrawals from the exchange offer can be made without penalty until the expiration time for the exchange offer.

∎   In the event any IEnova shareholder exercises its right of withdrawal, its custodian must notify BBVA in writing by the withdrawal deadline, attaching a new acceptance letter with respect to the shareholders who will participate in the exchange offer and excluding those who have exercised their right of withdrawal. In the event that the custodian does not deliver such notification and new acceptance letter in time, it shall be deemed to be unfulfilled, and BBVA shall proceed in accordance with the acceptance letter in force.

∎   Any IEnova ordinary shares withdrawn may be tendered again as part of the exchange offer prior to 2:00 p.m. (Mexico City time) / 3:00 p.m. (New York City time) on May 24, 2021, the expiration date of the exchange offer (unless extended).

Sempra Energy | Potential Q&A

Additional Information and Where to Find It

The exchange offer has been submitted to shareholders of Infraestructura Energética Nova, S.A.B. de C.V. (IEnova) for their consideration. In connection with the exchange offer, Sempra Energy has filed a registration statement on Form S-4 (File No. 333-252030) with the U.S. Securities and Exchange Commission (SEC) that includes a prospectus relating to the offer and sale of the Sempra Energy common stock to be issued in the exchange offer, which registration statement has been declared effective by the SEC, and has filed a prospectus and exchange offer documents with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (CNBV) and the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B de C.V.), which has been approved by the CNBV (such registration statement, the prospectus included therein, and prospectus and exchange offer documents are referred to collectively as the Offer Documents). Shareholders are urged to read the Offer Documents carefully and in their entirety, along with any other relevant documents or materials filed or to be filed with the SEC or the CNBV in connection with the exchange offer or incorporated by reference therein, because they contain important information about the exchange offer and the parties thereto. The Offer Documents are available free of charge at the SEC’s internet website, www.sec.gov, and on the CNBV’s website, www.gob.mx/cnbv. The Offer Documents may also be obtained free of charge by directing a written request to Sempra Energy, Attn: Corporate Secretary, at 488 8th Avenue, San Diego, California 92101.

Neither this document nor the information contained herein shall constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the United States or Mexico will be made except pursuant to the Offer Documents and by means of the prospectuses included therein and the related materials filed with the SEC and the CNBV.

Certain Information Concerning Participants

Sempra Energy and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of tenders of securities in connection with the proposed exchange offer. Information about Sempra Energy’s directors and executive officers is included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on February 25, 2021.

Forward-Looking Statements

This document contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions with respect to the future, involve risks and uncertainties, and are not guarantees. Future results may differ materially from those expressed in any forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this document. We assume no obligation to update or revise any forward-looking statement as a result of new information, future events or other factors.

Forward-looking statements in this document include any statements regarding the ability to complete the proposed transactions described herein on the anticipated timeline or at all, the anticipated benefits of these transactions if completed, the projected impact of these transactions on Sempra Energy’s performance or opportunities, and any other statements regarding Sempra Energy’s expectations, beliefs, plans, objectives or prospects or future performance or financial condition as a result of or in connection with these transactions. In this document, forward-looking statements can be identified by words such as “believes,” “expects,” “anticipates,” “plans,” “estimates,” “projects,” “forecasts,” “should,” “could,” “would,” “will,” “confident,” “may,” “can,” “potential,” “possible,” “proposed,” “in process,” “under construction,” “in development,” “target,” “outlook,” “maintain,” “continue,” or similar expressions, or when we discuss our guidance, priorities, strategy, goals, vision, mission, opportunities, projections, intentions or expectations.

Factors, among others, that could cause our actual results and future actions to differ materially from those described in any forward-looking statements include risks and uncertainties relating to: the timing of the proposed transactions described herein; the ability to satisfy the conditions to closing these transactions; the ability to obtain regulatory approvals necessary to complete these transactions; the ability to achieve the anticipated benefits of these transactions; the effect of this communication on Sempra Energy’s or IEnova’s stock prices; transaction costs; the diversion of management time on transaction-related issues; the effects on these transactions of industry, market, economic, political or regulatory conditions outside of Sempra Energy’s control; the effects on these transactions of disruptions to Sempra Energy’s or IEnova’s respective businesses; California wildfires, including the risks that we may be found liable for damages regardless of fault and that we may not be able to recover costs from insurance, the wildfire fund established by California Assembly Bill 1054 or in rates from customers; decisions, investigations, regulations, issuances or revocations of permits and other

Sempra Energy | Potential Q&A

authorizations, renewals of franchises, and other actions by (i) the Comisión Federal de Electricidad, California Public Utilities Commission (CPUC), U.S. Department of Energy, Public Utility Commission of Texas, and other regulatory and governmental bodies and (ii) states, counties, cities and other jurisdictions in the U.S., Mexico and other countries in which we do business; the success of business development efforts, construction projects and major acquisitions and divestitures, including risks in (i) the ability to make a final investment decision, (ii) completing construction projects or other transactions on schedule and budget, (iii) the ability to realize anticipated benefits from any of these efforts if completed, and (iv) obtaining the consent of partners or other third parties; the resolution of civil and criminal litigation, regulatory inquiries, investigations and proceedings, and arbitrations, including, among others, those related to the natural gas leak at Southern California Gas Company’s (SoCalGas) Aliso Canyon natural gas storage facility; the impact of the COVID-19 pandemic on our capital projects, regulatory approval processes, supply chain, liquidity and execution of operations; actions by credit rating agencies to downgrade our credit ratings or to place those ratings on negative outlook and our ability to borrow on favorable terms and meet our substantial debt service obligations; moves to reduce or eliminate reliance on natural gas and the impact of volatility of oil prices on our businesses and development projects; weather, natural disasters, pandemics, accidents, equipment failures, explosions, acts of terrorism, computer system outages and other events that disrupt our operations, damage our facilities and systems, cause the release of harmful materials, cause fires and subject us to liability for property damage or personal injuries, fines and penalties, some of which may not be covered by insurance (including costs in excess of applicable policy limits), may be disputed by insurers or may otherwise not be recoverable through regulatory mechanisms or may impact our ability to obtain satisfactory levels of affordable insurance; the availability of electric power and natural gas and natural gas storage capacity, including disruptions caused by failures in the transmission grid, limitations on the withdrawal of natural gas from storage facilities, and equipment failures; cybersecurity threats to the energy grid, storage and pipeline infrastructure, the information and systems used to operate our businesses, and the confidentiality of our proprietary information and the personal information of our customers and employees; expropriation of assets, failure of foreign governments and state-owned entities to honor their contracts, and property disputes; the impact at San Diego Gas & Electric Company (SDG&E) on competitive customer rates and reliability due to the growth in distributed and local power generation, including from departing retail load resulting from customers transferring to Direct Access and Community Choice Aggregation, and the risk of nonrecovery for stranded assets and contractual obligations; Oncor Electric Delivery Company LLC’s (Oncor) ability to eliminate or reduce its quarterly dividends due to regulatory and governance requirements and commitments, including by actions of Oncor’s independent directors or a minority member director; volatility in foreign currency exchange and interest and inflation rates and commodity prices and our ability to effectively hedge these risks; changes in tax and trade policies, laws and regulations, including tariffs and revisions to international trade agreements that may increase our costs, reduce our competitiveness, or impair our ability to resolve trade disputes; and other uncertainties, some of which may be difficult to predict and are beyond our control.

These risks and uncertainties are further discussed in the reports that Sempra Energy has filed with the SEC. These reports are available through the EDGAR system free-of-charge on the SEC’s website, www.sec.gov, and on Sempra Energy’s website, www.sempra.com. Investors should not rely unduly on any forward-looking statements.

Sempra North American Infrastructure, Sempra LNG, Sempra Mexico, Sempra Texas Utilities, Oncor and IEnova are not the same companies as the California utilities, SDG&E or SoCalGas, and Sempra North American Infrastructure, Sempra LNG, Sempra Mexico, Sempra Texas Utilities, Oncor and IEnova are not regulated by the CPUC.

Website References

None of the website references in this document are active hyperlinks, and the information contained on, or that can be accessed through, any such website is not, and shall not be deemed to be, part of this document.